ZILA INC



# Advanced Technology for Health Protection

Zila, Inc. (Nasdaq: ZILA) is an innovator in preventative healthcare technologies and products, focusing on enhanced body defenses and the detection of pre-disease states.



2004 Annual Report

**Net Revenues**
$ in millions



$50
$25
$ 0
02
03
04


**Net Income (Loss) Per Common Share**
in dollars



0.15
0
- 0.15
- 0.30
02
03(2)
04


**Market Capitalization**
$ in millions



$200
$100
$ 0
02
03
04


## FINANCIAL HIGHLIGHTS

Zila, Inc. and Subsidiaries

| (In thousands, except per share data) | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating Statement Data:** | | | |
| Net Revenues | $49,428 | $47,107 | $34,872 |
| Income (Loss) From Continuing Operations Before Income Taxes and Accounting Change | (4,335) | 11,548 (3) | (7,384) |
| Net Income (Loss) | (4,337) | 7,285 (3) | (12,010) |
| Basic and Diluted Net Income (Loss) Per Common Share | $(0.10) | $0.16 (3) | $(0.27) |
| EBITDA(1) | (1,431) | 14,339 (3) | (3,498) |
| **Balance Sheet Data:** | | | |
| Current Assets | $30,122 | $35,326 | $20,810 |
| Total Assets | 62,109 | 69,020 | 18,253 |
| Current Liabilities | 7,696 | 11,544 | 7,427 |
| Long-Term Debt | 3,650 | 3,728 | 3,610 |
| Total Liabilities | 11,880 | 15,272 | 11,038 |
| Preferred Stock | 463 | 463 | 463 |
| Stockholders' Equity | 50,228 | 53,748 | 46,323 |

(1) EBITDA is defined as Income (Loss) from Continuing Operations Before Accounting Changes and Before Net Interest, Taxes, Depreciation and Amortization. Income (Loss) from Continuing Operations Before Accounting Change was $(4,337), $11,360, and $(11,338) for the fiscal years ended 2004, 2003, and 2002. Net Interest, Taxes, Depreciation and Amortization were $2,906, $2,979, and $7,840 for the fiscal years ended 2004, 2003, and 2002. Although EBITDA is not an appropriate substitute for cash flow from operations as presented within the statement of cash flows, management believes that EBITDA is useful in gaining insight into the cash flow generated or used by its business and includes it herein for that reason.

(2) Net loss of (0.17) per share excludes the $14,844 contract settlement gain and is calculated as follows: net income of $7,246 less $14,844 equals ($7,598). ($7,598) divided by 45,391 shares equals (0.17). The contract settlement gain was a significant non-recurring event. Management believes that its exclusion here is helpful in understanding the trend of operating results that have been produced by Zila but for this event.

(3) Includes the non-recurring contract settlement gain of $14.8 million.

**The financial information in this report is in summary form. The complete financial statements and notes for the year ended July 31, 2004 were filed with the Securities and Exchange Commission in our Annual Report on Form 10-K. The financial and other information in this document is qualified by the information contained in our Annual Report on Form 10-K. This report should be read in conjunction with our Annual Report on Form 10-K.**

**The Form 10-K is also available on our Website at www.zila.com, or you can obtain a copy by calling 1.800.922.7887.**

# About Zila

**ZILA, INC.**, headquartered in Phoenix, is an innovator in preventative healthcare technologies and products, focusing on enhanced body defense and the detection and treatment of pre-disease states. Zila has three business units:

**ZILA NUTRACEUTICALS**, manufacturer and marketer of Ester-C® and Ester-E®, branded, advanced protection forms of vitamins C and E for enhanced body defense.

**ZILA PHARMACEUTICALS**, marketer of innovative products to prevent oral disease through early detection and treatment, including ViziLite® oral examination kits, Peridex® prescription periodontal rinse and Zilactin® over-the-counter oral care products.

**ZILA BIOTECHNOLOGY**, a research, development and licensing business specializing in cancer prevention through its patented Zila® Tolonium Chloride and OraTest® pre-cancer/cancer detection technologies.

For more information about Zila, visit www.zila.com

## Our Vision

**Zila will provide innovative, advanced technology products within preventative health care that are the first choice of health professionals and consumers. Our proprietary products will protect health by:**

- **Improving the body's defenses against illness, and**
- **Detecting and treating potential illness at its earliest, pre-disease state – ensuring that the impact of the disease can be reduced or averted through early intervention.**

# To Our Shareholders

**THE LAST TWO YEARS**, I have been explaining my vision for Zila and the details of our journey in becoming a premier provider of preventative health care products. Each year I have discussed our commitment to integrity, our new focus, the new team, the new Zila. Each year Zila has become a better company. Better focus, better infrastructure, better achievements, and better performance. Each year we have seen tremendous progress against enormous odds, with turnaround financial performance and significant operational advancement.

Similar to last year, fiscal 2004 has proven to be a year of great accomplishment:

Net revenues for the fiscal year ended July 31, 2004 increased 5% to $49.4 million. Excluding sales of discontinued saw palmetto products from both fiscal 2004 and 2003, total Company net revenues increased 13%. This represents the growth of our ongoing products.

Gross profit increased to $30.0 million from $27.0 million. Our net loss, excluding certain non-recurring gains in the prior year[1], decreased slightly over prior year as we continued our emphasis toward growth and acceptable cash flow until we complete the OraTest® clinical trials.

Results in fiscal 2004 demonstrate the strength of our innovative **ZILA NUTRACEUTICALS** business model. Total Nutraceuticals business unit revenues reached more than $32 million, a 24% increase over prior year, excluding discontinued saw palmetto sales. This growth was principally the result of a 34% increase in ad spending, which drove Ester-C® market share to 10% of all vitamin C sales in US Food/Drug/Mass outlets, and an 18% market share in the Health Food retail segment. To assure future margin predictability, we secured multi-year supply agreements for key raw materials.

In May of 2004 we launched our first extension of the Ester brand, new Ester-E®, applying patented technology to create a breakthrough in health protection. We will apply our successful business model to this enhanced vitamin E, building consumer awareness and demand through high impact advertising and promotion. We estimate that 80% of current Ester-C users are buying a vitamin E product today. By extending the Ester brand equity and Zila's winning business model into a segment even larger than vitamin C, we believe the potential for Ester-E over the next several years is obvious.

To realize the full potential of the Ester-C and Ester-E brands, we intend to aggressively increase ad spending in fiscal 2005 to support our "Advanced Protection" ad campaign for the Ester franchise. Larry King will continue to be the brands' radio spokesperson.

Our growth plans in fiscal 2005 are not limited to Ester-E. We will be exploring opportunities to enter high potential new supplement categories under the Ester brand name. We will launch line extensions to the Ester-C brand, including a delicious orange-flavored soft chew. And our goal is to grow through entry into new U.S. market segments and new international markets to leverage our patented formulations and strong brand awareness.

Within **ZILA PHARMACEUTICALS**, revenue totalled $17 million for fiscal 2004. Importantly, revenues for both ViziLite® and Zilactin® grew in fiscal 2004 compared to fiscal 2003.

Our clear focus over the past year has been to continue the infrastructure build we began in fiscal 2003 to enable sales growth of **ViziLite**. Our progress was recently demonstrated at the American Dental Association meeting, where Zila posted the highest show sales in the Company's history thanks to interest in ViziLite.

Because ViziLite is such a dramatic step forward in oral screening technology, the establishment of credible scientific evidence of the products' effectiveness, as well as the support of opinion leaders in the community of oral healthcare professionals, has been a key objective over the last year. This effort has been largely responsible for our early success.

Sales of ViziLite are progressing as is our infrastructure and learning. We contracted with an improved national network of sales representatives during the fourth quarter to assist the hundreds of dental distributor representatives in selling ViziLite.

We also initiated a ViziLite public relations campaign in five target markets that we now intend to take national. This autumn, a continuing education course for dental professionals on the use of ViziLite appeared in nearly 200,000 dental and hygienist journals nationally.

Perhaps our greatest success during the year came in the form of obtaining approval of a reimbursement code from the American Dental Association, adding further legitimacy to the category of oral cancer screening technologies and setting the stage for insurance reimbursement of ViziLite.



Our other professional dental product is **Peridex**. Peridex sales were down compared to prior year, however, the direct to dental office side of the business which we focus on did grow compared to prior year. The new half gallon Peridex sales continue to grow and our new higher margin 4-ounce Peridex presentation has been launched and sold well at the recent American Dental Association meeting. The new 4-ounce presentation will be the center of our marketing effort for Peridex in fiscal 2005.

Our new half-gallon and 4oz product presentations are the short term plan for driving Peridex growth. The mid term strategy is to reformulate Peridex and explore additional applications of the technology. That effort advanced during the year and is a significant emphasis of the pharmaceutical business unit in fiscal 2005.

New packaging and radio advertisements drove **Zilactin**'s turnaround growth, the first year the brand has posted growth for several years. The brand produced especially strong retail sales growth during the fourth quarter.

**ZILA BIOTECHNOLOGY's** OraTest® FDA approval effort was advanced in all areas of the regulatory process during the year: (a) clinical; (b) chemistry, manufacturing and controls and; (c) pharmacology/toxicology. We were able to change our review team at FDA during the year and discussions with the Agency have lead to the design of a clinical program that if approved will shorten the duration and cost of our clinical effort while potentially improving OraTest's post-approval market potential.

We have accelerated our efforts to execute the new clinical program. We have restructured our biotechnology business unit and have recently added several new Zila employees, transitioning from a team that was focused on development of our improved regulatory strategy to one that is more experienced in the implementation and execution of our strategy and the approval of new drugs at the FDA.

We also continue to build our team and infrastructure throughout **ZILA**, adding experienced and talented professionals in each of our business units. Our Audit committee has continued to receive compliments from independent professionals that reflect our commitment to continuing improvement in our finance and accounting infrastructure. This same improvement is evident in corporate governance, human resources, manufacturing, quality assurance, regulatory, research and development, marketing and sales.

Zila is now officially listed on the Russell 2000® Index, which has resulted in a significant increase in our institutional ownership. We should consider the Russell listing a proud achievement for our Company because of the progress it symbolizes. Two years ago, Zila traded in the one dollar per share range and our total market capitalization was about $45 million. Today our market capitalization of about $200 million makes us one of the 3,000 largest public companies by market capitalization in the United States.

Two years ago we set out to remake Zila. At that time, virtually every performance measure was declining at Zila. To turn Zila around we had to start at the foundation. For two years we have been building our house while still delivering improved results. Our turnaround is evident – but no turnaround like the one we faced at the end of fiscal 2002 occurs over night. Each time we have achieved milestones, we have focused our efforts towards our next hurdle. Steadily, we are building a better company at Zila – with our aim towards greatness.

There is still more work to do, but we have made great progress and have built enormous potential at Zila. Our strategy is sound and on plan. Especially as fiscal 2004 closes and a new year begins, I feel as though we are indeed a "renewed" Zila, a company that is growing and improving itself, ready to welcome a new year that we believe will lead to even greater success in years to come.

I am very pleased with the Company we have built over the last two years and I am VERY excited about Zila's future.

*Douglas D. Burkett, Ph.D.*
*Chairman, Chief Executive Officer and President*
*October 20, 2004*

1 Excluding the 2003 contract settlement gain of $14.8 million, fiscal 2003 net loss would have been approximately ($7.6 million) compared to a net loss of ($4.3 million) in fiscal 2004.

ZILA Nutraceuticals



**ZILA NUTRACEUTICALS is focused on preventing disease through enhanced body defense.** We employ an innovative business model within the nutritional supplements industry. We sell bulk patent-protected, enhanced nutritional ingredients to manufacturers and marketers who sell our Ester-C and Ester-E products to retailers under their own brand name. We invest aggressively in Ester-C and Ester-E consumer advertising, along with our customers, to drive extensive retail presence and consumer demand.

Ester-C
Advanced Protection

We intend to grow our successful business model by bringing additional high efficacy, patent protected nutraceutical products into the market under the well established and respected Ester brand name. We will also launch line extensions of our current products to grow new markets for our Ester technologies. We believe our unique Nutraceutical business model and technologies have enormous potential.

**ABOUT ADVANCED PROTECTION ESTER-C AND ESTER-E**

Ester-C calcium ascorbate is a patent protected, advanced form of vitamin C that provides the protection your body needs. Ester-C is pH neutral, providing a form that is more easily tolerated by the body than regular vitamin C. And, Ester-C is the only vitamin C that contains metabolites. It is already in a form your body can use. Patented Ester-C is the flagship product for Zila Nutraceuticals and is sold in leading supplement brands in over 40 countries.

Advanced Protection, patent protected Ester-E is the only vitamin E that is already in the phosphate form readily utilized by your body. It is formed by joining a phosphate molecule with natural vitamin E in a process that provides a form of vitamin E your body needs. The antioxidant potential of vitamin E is then protected during absorption, transport and storage in the body to ensure delivery of its nutritional benefits when needed.



*New television commercials for Ester-C and Ester-E are now beginning to air nationally to support the brands' Advanced Protection benefits.*

Ester-E®
Advanced Protection

# ZILA Pharmaceuticals

**Prevention of disease through early detection and treatment is the focus of ZILA PHARMACEUTICALS.** Medical professionals recognize the Zila name as one that stands for high quality preventive healthcare products and leading edge science and discovery.


ViziLite

*Studies suggest that a negative ViziLite exam provides the patient comfort that he/she has a 99.1% chance of being free of oral cancer.*

**VIZILITE** represents a scientific breakthrough for aiding in the detection of oral abnormalities in patients considered at risk for developing oral cancer. ViziLite is a biophotonic technology based on several patented wavelengths of light that reflect only from abnormal tissue. ViziLite enhances the visualization of early oral abnormalities that may be pre-cancer or cancer.

Most people are surprised to learn that oral cancer is the sixth deadliest cancer in America, taking more lives per year than cancers thought far more lethal: melanoma, Hodgkin's disease or cervical cancer. That's why the American Dental Association has made oral cancer a top priority.

Oral cancer is far too often discovered in late stage development, the primary reason for the high death rate. Even when caught while still curable, oral cancer can have potentially disfiguring effects on patients, seriously compromising their quality of life. Early diagnosis can make a large difference in life expectancy; oral cancer is 90% curable when found early. Unfortunately, 70% of oral cancers are diagnosed in the late stages, and 52% of those diagnosed will die within five years.

With earlier detection, it becomes possible to prevent cancer by removing abnormalities such as severe dysplasia and carcinoma in situ which are pre-cancerous lesions, before they progress to a more advanced cancer disease state. Early detection is Zila's goal as we bring ViziLite into the marketplace and OraTest through its clinical trials.

**PERIDEX** prescription periodontal rinse is known as the "Gold Standard" of anti-gingivitis rinses aimed at preventing periodontal disease. Because it is so effective in controlling the oral bacteria that can lead to periodontal disease, it remains as the only chlorhexedine-based rinse that carries the American Dental Association's vaunted seal of acceptance. Zila has already launched two new Peridex presentations over the last year and is currently developing new formulations, additional market applications and new intellectual property for our Peridex technology.

Our **ZILACTIN** line of oral health care products was Zila's first product line, and continues to be a popular choice for sufferers of cold sores or mouth sores. Our products include Zilactin-L Early Relief Cold Sore Liquid, Zilactin Cold Sore Gel, Zilactin-B Long Lasting Mouth Sore Gel and our unique Zilactin Toothache & Oral Pain Swabs. Our new packaging and radio advertisements have attracted new customers to the brand, creating a turnaround growth that the brand had not seen for many years.



*Zila has introduced two new Peridex options for dentists over the last year to stimulate sales.*

# ZILA Biotechnology


OraTest® Swab Kit

**ZILA BIOTECHNOLOGY is a research, development, and license business, specialized in detecting pre-cancerous states.** Zila's extensively patent-protected Tolonium Chloride, the active ingredient in OraTest, is the foundation technology. It is our goal to bring applications of our Zila Tolonium Chloride technology to market for the detection of pre-cancer and early cancer for the benefit of all society.

Zila Tolonium Chloride selectively stains the mitochondria of living cancer cells based on the increasingly negative electrical charge of mitochondria, as cells progress from normal to pre-cancerous and cancerous. Zila now owns this unique method of detecting pre-cancer and cancer.

In pioneering the development of a pharmaceutical grade of tolonium chloride specifically developed to selectively mark cancer cells, we were able to patent a new composition of matter which we named Zila Tolonium Chloride (ZTC™). ZTC is specifically engineered to select cancer cells and has been shown to be both very sensitive and very specific to cancer and pre-cancer cells.[2]

Zila has ten active United States patents related to Zila Tolonium Chloride and/or the OraTest product, with expiration dates extending through 2021. An additional 30 corresponding foreign patents have been issued, and there are pending applications that would result in coverage of Zila Tolonium Chloride and/or OraTest related technology by over 350 U.S. and foreign patents. Our patents protect the ZTC composition of matter, the manufacturing method, the method of selecting cancerous cells, the stable solution form of tolonium chloride in OraTest, the concept of the OraTest kit for oral cancer detection and numerous other technical necessities.

*Studies at Johns Hopkins University have demonstrated that OraTest is both very sensitive and very specific to pre-cancer and cancer.*





Zila has led with OraTest, the oral application of our Zila Tolonium Chloride technology. Currently we are in a phase III clinical program designed to facilitate FDA market clearance in the United States. It is our strategy to secure FDA market clearance of OraTest, and then to leverage that success to partner with companies for the development of other applications of our Zila Tolonium Chloride technology, which may include cervical, esophageal and skin cancer.

*Zila's state-of-the-art Tolonium Chloride manufacturing facility in Phoenix, Arizona.*

2 Guo, Z., Yamaguchi, K., Sanchez-Cespedes, M., Westra, W. H., Koch, W. M., and Sidransky, D. Allelic losses in OraTest-directed biopsies of patients with prior upper aerodigestive tract malignancy, Clin Cancer Res. 7: 1963-1968., 2001.

## ZILA MEDICAL ADVISORY BOARD

*Chaired by Dr. David Sidransky*

**David Sidransky, M.D.**
Johns Hopkins University
Professor of Otolaryngology, Oncology, Pathology, Cellular and Molecular Medicine, and Director, Head and Neck Cancer Research, Johns Hopkins University

**Waun Ki Hong, M.D.**
MD Anderson Cancer Center, University of Texas
Chairman of the Department of Thoracic/Head & Neck Medical Oncology and Division Head, Cancer Medicine-Administration at the MD Anderson Cancer Center, University of Texas

**Lawrence L. Michaelis, M.D.**
Northwestern Memorial Hospital
Former Associate Dean of Northwestern University Medical School and Chief Medical Officer of Northwestern Memorial Hospital

**Wayne Koch, M.D.**
Johns Hopkins Medical Institution
Professor and Director of the Division of Head and Neck Surgery and the Head and Neck Fellowship Program at the Johns Hopkins Medical Institute, Department of Otolaryngology - Head and Neck Surgery

**W. Jarrard Goodwin, Jr., M.D.**
University of Miami School of Medicine
Head & Neck Surgeon and Director of the Sylvester Comprehensive Cancer Center at the University of Miami School of Medicine

**Sol Silverman, Jr., M.A., D.D.S.**
University of California/ San Francisco
Professor of Oral Medicine at the University of California/San Francisco, and member of the UCSF Comprehensive Cancer Center

**Joel B. Epstein, D.M.D., M.S.D., F.R.C.D.(C)**
College of Medicine, Chicago Cancer Center
Professor & Head, Department of Oral Medicine and Diagnostic Services, College of Dentistry, and Director of the Interdisciplinary Program in Oral Cancer, College of Medicine, Chicago Cancer Center

**Samuel D. Bernal, M.D., Ph.D.**
UCLA School of Medicine
Attending Physician and Professor of Medicine at the UCLA School of Medicine

The membership on Zila's Medical Advisory Board does not constitute or imply an endorsement by the members' respective universities, hospitals or health systems.

## DIRECTORS AND OFFICERS

### DIRECTORS

**Douglas D. Burkett, Ph.D.**
Chairman, Chief Executive Officer and President
Zila, Inc.
Phoenix, Arizona

**Morris C. Aaron**
President and Founder
MCA Financial Group, Ltd.
Phoenix, Arizona

**Leslie H. Green**
Managing Partner
Roffe & Green, Inc.
Purchase, New York

**Christopher D. Johnson**
Partner
Squire, Sanders & Dempsey, LLP
Phoenix, Arizona

**Michael S. Lesser**
President
Dental Concepts, LLC
Paramus, New Jersey

**John Edward Porter**
Partner
Hogan and Hartson, LLP
Washington, DC

**S. Timothy Rose, D.D.S.**
Partner
Valley Periodontics, S.C.
Appleton, Wisconsin

### CORPORATE OFFICERS

**Douglas D. Burkett, Ph.D.**
Chairman, Chief Executive Officer and President

**Andrew A. Stevens**
Vice President and Chief Financial Officer

**Diane E. Klein**
Vice President and Treasurer

**Betty J. Pecha**
Vice President and Corporate Secretary

### SHAREHOLDER INFORMATION

**Counsel**
Quarles & Brady Streich Lang LLP
Phoenix, Arizona

**Registrar & Transfer Agent**
Computershare Trust Company
350 Indiana Street
Suite 800
Golden, Colorado 80401
303.262.0600

**Annual Meeting**
Zila, Inc.'s Annual Meeting of Shareholders will be held on Thursday, December 16, 2004, 9:00 a.m. local time at the Pointe South Mountain Resort 7777 S. Pointe Parkway West Phoenix, Arizona

**Common Stock**
The Company's common stock is traded on the NASDAQ National Market.
Symbol: ZILA

Advanced Technology for Health Protection

**Zila**, Inc.
5227 North 7th Street
Phoenix, Arizona 85014-2800
602.266.6700 - telephone
602.234.2264 - facsimile

www.zila.com